UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36412

La Quinta Holdings Inc.

(Exact name of registrant as specified in its charter)

909 Hidden Ridge, Suite 600

Irving, Texas 75038

(214) 492-6600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.02 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record of each class of securities listed above, as of the certification or notice date: one*.

*	On May 30, 2018, La Quinta Holdings Inc. became a wholly-owned subsidiary of Wyndham Hotels & Resorts, Inc., a Delaware corporation, which was a wholly-owned subsidiary of Wyndham Worldwide Corporation, a Delaware corporation, until 11:59 pm on May 31, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, La Quinta Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 11, 2018	/s/ Steven A. Meetre
	Name:	Steven A. Meetre
	Title:	Senior Vice President and Assistant Secretary